BART AND ASSOCIATES, LLC
Attorneys at Law

July 31, 2014

Via SEC Edgar Submission
David Korvin, Law Clerk
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We note your response to comment two in our letter dated May 13, 2014. Please describe how you will be able to initially pay to lease the machinery from your licensor when you currently have $276 in cash, no other current assets, and no source of revenue.

Answer to Comment 1:  The licensor of the machinery will deduct lease payments and amounts owed related to the lease of the machinery from the funds owed to the Company for the work completed by the Company and billed to the licensor.  The work performed by the Company will be the chopping of waste, and the licensor will pay a fee for this service, as stated in the agreement attached as an exhibit to the previous submission.

Summary page 3

Comment 2:  Please disclose here that neither you nor Allied currently have contracts or agreements to purchase fiberglass waste, purchase concrete, manufacture or produce your proposed products, or distribute your proposed products.

Answer to Comment 2:  The disclosure in Comment 2 has been added to the Summary section of the prospectus.

Comment 3:  Supplementally, please explain why FINRA “approved” your name change

Answer to Comment 3:  The reference to FINRA has been removed.
Risk Factors, page 6

The Company depends on a limited number of suppliers…page 11

Comment 4:  Please disclose that you have no suppliers.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 31, 2014

Answer to Comment 4:  The disclosure listed in Comment 4 has been added to the revised prospectus.

Plan of Distribution, page 22

Comment 5:  Please disclose whether American Fiber Green Products, Inc. will benefit from or otherwise play a role in this offering. We note that the Service Agreement between Allied Recycling Corp. and American Fiber Green Products, Inc. includes Allied acting as an agent for capital raising for American Fiber.  Supplementally, please explain this provision of exhibit 10.7.

Answer to Comment 5:  American Fiber Green Products, Inc. will not benefit or otherwise play a role in this offering, and language has been added to disclose that information.  Allied Recycling is not acting as an agent for capital raising for American Fiber, and will not be acting as an agent for capital raising in the future.

Description of Business, page 27

Products, page 28

Comment 6:  We note that your response to comment 13 in our letter dated May 13, 2014 does not discuss the timeline for each proposed “non-structural product” as was requested. In your next filing, please discuss the timeline for each specific non-structural product you plan to produce and disclose the approximate quantity of each that will be manufactured during your initial production phase.

Answer to Comment 6:  The disclosure listed in Comment 6 has been added to the revised prospectus.

Comment 7:  We note that you received loads of waste, including mine blocks in April. Please disclose where these mine blocks have been stored since their reception.

Answer to Comment 7:  The disclosure listed in Comment 7 has been included in the revised prospectus.

Comment 8:  Please disclose that you currently have no agreements in place with the manufacturer of fiberglass strands or the concrete manufacturer in West Virginia.

Answer to Comment 8:  The disclosure listed in Comment 8 has been added to the revised disclosure statement.

Comment 9:  Please explain why you believe that manufacturing will begin by approximately the end of July 2014 or the beginning of August 2014 in light of the fact that you have no raw materials, no manufacturing capacity and no agreements to acquire these materials and processes.

Answer to Comment 9:  The manufacturing capacity is currently available at the manufacturing facility of the concrete company.  The fiberglass manufacturing company that the Company plans to contract with will process the fiberglass waste on behalf of the Company until the Company is able to purchase the equipment to handle the processing on its own.

Comment 10:  Please disclosed the terms of the roll-off waste containers order and their testing in light of the fact that you have $276 in cash.

Answer to Comment 10: The disclosure requested in Comment 10 has been added to the revised prospectus.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 31, 2014

Patents and Trademarks

Comment 11:  Please explain why the patented technology is important to your business in light of the disclosure on page 29 that the down chute waste that you intend to acquire from manufactures does not require the use of any patented technology.

Answer to Comment 11:  The down chute waste does not require the use of patented technology, as it is a different type of waste than the hardened waste products, such as boats and auto parts.  The patent is for the recycling into “fluff” of the hardened waste products, not the down chute waste.

Management’s Discussion and Analysis of Plan of Operation, page 33

For the Nine Months Ended March 31, 2014 Compared to the Nine Months Ended March 31, 2013, page 33

Comment 12:  Please file the consulting contract as an exhibit.

Answer to Comment 12:  The consulting agreement was terminated in May of 2014, with no current plans to reinstate the agreement, and therefore the Company does not believe it must be attached as an exhibit.

Continuing Plan of Operations (0-12 months), page 35

Comment 13:  Please clarify the statement that if you do not raise the $750,000 necessary to, among other things, hire a third party manufacturer, you will be required to hire third parties to manufacture your goods.

Answer to Comment 13:  The clarification listed in Comment 13 has been added to the revised prospectus.
Comment 14:  We note your revised disclosure in response to comment 24 in our letter dated May 13, 2014. Please include a tabular presentation of your plan of operations for the next 12 months identifying the steps, the timeframe and the needed capital to achieve the various milestones noted in your disclosure. Please be as specific as possible.

Answer to Comment 14:  The tabular presentation of the plan of operations for the next 12 months has been included in the revised disclosure statement.

Comment 15:  Please disclose how many employees will be required to manufacture 50,000 pounds of waste per day.

Answer to Comment 15: The disclosure listed in Comment 15 has been added to the revised prospectus.

Executive Compensation, page 38

Comment 16:  Compensation paid by the subsidiary to executives of the parent company must be included in the parent's executive compensation table if such payments are paid directly by the subsidiary.

Answer to Comment 16:  The Compensation payable to Mario Faraone pursuant to the Employment Agreement with Allied Recycling Corp. has been added to the Executive Compensation Section.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 31, 2014

Financial Statements for the Year ended June 30, 2013

Note 7, Subsequent Events, page F-18

Comment 17:  We have reviewed your response to prior comment six from our letter dated May 13, 2014. We note that you now disclose the date through which subsequent events have been evaluated. As we previously requested, please revise your disclosure here and on page F-7 to also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Answer to Comment 17: The subsequent event notes on pages F-7 and F-18 have been revised to include a statement that the date to which subsequent events has been evaluated is the date that the financial statements were available for issuance.

Exhibit 23.1 – Consent

Comment 18:  We note that your auditor has consented to the inclusion of their report dated January 31, 2014 with respect to your financial statements for the years ended June 30, 2013 and 2012. Please make arrangements with your auditor to have them provide a revised consent in an amendment to the Form S-1 which refers to their report dated January 31, 2014, except for the last paragraph of Note 7 as to which the date is June 30, 2014.

Answer to Comment 18: The consent letter has been revised to address Comment 18.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com